Lynn Sadler LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
Sales	18,063.89
Total Income	**$18,063.89**
Cost of Goods Sold	
Cost of goods sold	946.34
Food COGs	4,134.12
Supplies & materials - COGS	181.22
Total Cost of goods sold	**5,261.68**
Total Cost of Goods Sold	**$5,261.68**
GROSS PROFIT	**$12,802.21**
Expenses	
Advertising & marketing	4,928.58
Architectural Fees	13,759.13
Business licenses	216.00
Contract labor	1,752.00
General business expenses	8,302.09
Bank fees & service charges	-7.00
Uniforms	163.85
Total General business expenses	**8,458.94**
Legal & accounting services	
Legal fees	6,650.25
Total Legal & accounting services	**6,650.25**
Meals	216.66
Team meals	120.00
Total Meals	**336.66**
Office expenses	
Shipping & postage	33.75
Small tools & equipment	6.50
Software & apps	190.00
Total Office expenses	**230.25**
Repairs & maintenance	50.00
Supplies	826.38
Supplies & materials	1,041.89
Total Supplies	**1,868.27**
Total Expenses	**$38,250.08**
NET OPERATING INCOME	**$ -25,447.87**

Lynn Sadler LLC

Profit and Loss
January - December 2021

	TOTAL
Other Expenses	
Vehicle expenses	
Parking & tolls	14.00
Total Vehicle expenses	**14.00**
Total Other Expenses	**$14.00**
NET OTHER INCOME	**$ -14.00**
NET INCOME	**$ -25,461.87**

Lynn Sadler LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	110,231.03
Cash	-19,094.72
Research & Development	503.00
Total Bank Accounts	**$91,639.31**
Total Current Assets	**$91,639.31**
Fixed Assets	
Tools, machinery, and equipment	4,520.57
Total Fixed Assets	**$4,520.57**
Other Assets	
Security deposits	32,000.00
Total Other Assets	**$32,000.00**
TOTAL ASSETS	**$128,159.88**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening balance equity	8,001.75
Partner investments	145,620.00
Retained Earnings	
Net Income	-25,461.87
Total Equity	**$128,159.88**
TOTAL LIABILITIES AND EQUITY	**$128,159.88**

Lynn Sadler LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-25,461.87
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -25,461.87**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-4,520.57
Security deposits	-32,000.00
Net cash provided by investing activities	**$ -36,520.57**
FINANCING ACTIVITIES	
Opening balance equity	8,001.75
Partner investments	145,620.00
Net cash provided by financing activities	**$153,621.75**
NET CASH INCREASE FOR PERIOD	**$91,639.31**
CASH AT END OF PERIOD	**$91,639.31**